Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

September 19, 2022.

Item 3	News Release

The press release attached as Schedule “A” was released on September 19, 2022 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

September 19, 2022.

SCHEDULE “A”

Bitfarms Hashrate Exceeds 4 EH/s Milestone as It Commences Production at its First Warehouse in Argentina

- Marks 10th mining facility and 4th country in production with Argentinian warehouse -

- Exceeds 4 EH/s milestone -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (September 19, 2022) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global Bitcoin self-mining company, hashrate exceeded the 4 exahash per second (EH/s) milestone as it commenced production at the first of two 50-megawatt (MW) warehouses under development in Argentina. The initial start-up adds 10 MW of capacity, increasing total corporate capacity to 176 MW. Throughout the remainder of Q3 2022 and during Q4 2022, the Company plans to light up additional 10 MW increments with a goal of the entire 50 MW being energized by December 31, 2022.

“We are proud to start production ahead of plan at our first 50 MW warehouse in Rio Cuarto, marking our 10th mining facility and 4th country now in production,” said Geoff Morphy, President and COO of Bitfarms. “Additionally, adjacent to the first facility, we commenced construction at our second 50 MW warehouse, which we continue to expect to complete around the beginning of Q2 2023. With attractive electricity pricing established last year under an 8-year private party power contract, both facilities are expected to lower overall energy costs for our portfolio, despite rising commodity costs in the energy market. The initial production in our new farm in Rio Cuarto combined with refinements at some of our Quebec and Washington farms also pushed actual production past 4.1 EH/s.

“Executing our diversified global growth strategy to increase portfolio stability and reduce geographic and climactic risks, Argentina marks our fourth country in production. We have built a strong team in LATAM and look forward to further leveraging our presence and opportunities in the region,” concluded Morphy.

In 2021, Bitfarms contracted with a private power company in Argentina to supply up to 210 MW to Bitfarms for warehouses being developed beside and on the same property as the generating facilities. For the first four-years, electrical costs are calculated based on a formula in which the cost of power is based on a combination of market-based pricing and at a base rate of US 2.2 cents per kilowatt. Following an initial start-up period and based on current foreign currency exchange rates and natural gas prices in Argentina, the cost of the power in Rio Cuarto is expected to be the lowest in Bitfarms portfolio, creating a significant advantage. Currently, Bitfarms operations in Argentina employs 28 team members, which is expected to increase as production is added.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin self-mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and accelerated uptime.

Bitfarms has 10 mining facilities in production around the world, which are housed in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using renewable, locally based, and often underutilized energy infrastructure.

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding expansion plans, including construction in Argentina, expectations for growth, power costs, targets, and goals for productive capacity and hashrates and other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Matt Weaver

+1 339-234-3332

mediarelations@bitfarms.com

Québec Media: Ryan Affaires Publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com